SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952	Construtora Tenda S.A. CNPJ/MF nº 71.476.527/0001-35 NIRE 35.300.348.206

Cancellation of the Request for Registration of the Secondary
Public Offering of Shares

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and Construtora Tenda S.A. (“Tenda”), in addition to the Material Facts disclosed by Gafisa on August 16 and on September 26, 2016, jointly inform that Gafisa’s Board of Directors has resolved, on this date, to request the cancellation of the application for registration of the Tenda secondary public offering before the Brazilian Securities and Exchange Commission (CVM). The decision reflects the current unfavorable market environment.

The Companies will continue the process of separating the Gafisa and Tenda business units into two publicly-traded and independent Companies, and will keep working on the analysis of strategic alternatives for the Tenda business unit, aiming at maximizing value for Gafisa shareholders.

.

São Paulo, December 13, 2016.

Sincerely,

Gafisa S.A. André Bergstein CFO and Investor Relations Officer	Construtora Tenda S.A. Felipe David Cohen CFO and Investor Relations Officer

Pursuant to CVM Rule nº 358/2002, as amended and Conduct Handbook for Disclosure and Use of Information and Trading Policy of Securities Issued by Gafisa S.A., this Material Fact will be released in the following websites: www.cvm.gov.br, www.gafisa.com.br/ri, and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer